Dejour’s Mancos Discovery at Kokopelli
Flows over 8 MMCF/D

VANCOUVER, BRITISH COLUMBIA, October 14, 2015 ------ Dejour Energy Inc. (NYSE MKT: DEJ) (TSX: DEJ) ("Dejour" or the "Company"), an independent oil and gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced an operational update for its flagship Kokopelli project.

As previously reported, on Kokopelli Pad 21B, Dejour and its operating partner successfully drilled, cased and completed a single vertical 13600' Mancos discovery well (Federal 14-15-7-21) and seven Williams Fork (WF) wells (Federal 14-15-1-21 through Federal 14-15-8-21) as contemplated in the original 2014 drill program. The deep Mancos discovery well completion incorporated 14 stages to best assess the multi-zonal potential of the leasehold.

Immediately upon drilling out the bridge plugs, the Mancos well flowed at over 8 mmcf/d (approximately 1300 BOE/d) with over 4000 psi casing pressure. A historical review of all the vertical Mancos wells in the Basin indicates that the Federal 14-15-7-21 is among the better vertical wells drilled to date. The well has been temporarily choked back to best analyze and align gas composition with current delivery systems. The seven WF wells are now collectively flowing an additional 6mmcf+/d plus liquids with at least 60% of completion fluids yet to be recovered.

Stabilized production rates for all eight wells will be reported during the current quarter. Based on preliminary data, the Company is confident in its forecast of adding at least 500 BOE/d in production profile to its working interest for this set of wells.

Dejour owns a 25% working interest in this multi-zonal production project. The ~2200 acre Kokopelli project could potentially host over 50 vertical Mancos wells in addition to 200 WF wells. A new independent engineering evaluation incorporating this Mancos reserve addition is expected to be available post YE 2015.

“The robust pressures and flow rates of this Mancos discovery well at Kokopelli exceeded our expectations and validates our commitment to the Piceance Basin. Coupled with the continual build in the flow rates of the new WF wells, we are confident that these successful operations have dramatically enhanced both Dejour’s long term production profile and reserve value,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America's Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

*Dejour Net sales volumes, post shrinkage

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dejour.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dejour.com